UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49-30) 468-1111

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 2 is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on November 30, 2006, as amended thereafter (the “Schedule 14D-9”). Capitalized terms defined in the Schedule 14D-9 and used herein without definition shall have the meanings specified in the Schedule 14D-9.

The documents attached hereto as Exhibits (a)(7) to (a)(17) relate to the proposed squeeze-out announced by the Bidder and Schering AG on December 5, 2006.

The Squeeze-out Compensation of EUR 98.98 will be higher than the Offer Price, which remains unchanged at EUR 89.36.

ITEM 9. EXHIBITS.

Item 9 is amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(7)	Convenience Translation of the Invitation to the Extraordinary General Shareholders’ Meeting of Schering AG to be held on January 17, 2007
(a)(8)	Convenience Translation of the Draft Resolution on the Transfer of Shares of the Unaffiliated Schering Securityholders to the Bidder
(a)(9)
Convenience Translation of the Report of the Bidder on the Conditions of the Transfer of Shares of the Unaffiliated Schering Securityholders to the Bidder and the Adequacy of the determined Cash Compensation to be paid under the Squeeze-out, dated December 5, 2006

(a)(10)
Convenience Translation of the Independent Expert Opinion, dated December 3, 2006, of KPMG Deutsche Treuhand-Gesellschaft Wirtschaftsprüfungsgesellschaft on the Determination of the Adequate Cash Compensation to be paid under the Squeeze-out as of January 17, 2006

(a)(11)
Convenience Translation of the Update of the Independent Expert Opinion, dated December 3, 2006, of KPMG Deutsche Treuhand-Gesellschaft Wirtschaftsprüfungsgesellschaft for the Determination of the Equity Value from September 13, 2006, as of January 17, 2006

(a)(12)	Convenience Translation of the Request of the Bidder, dated September 26, 2006, for a Resolution on the Squeeze-out
(a)(13)	Convenience Translation of the Specified Request of the Bidder, dated December 5, 2006, for a Resolution on the Squeeze-out
(a)(14)	Convenience Translation of the Securities Account Confirmation of Commerzbank AG, showing Schering Shares held by the Bidder as of December 5, 2006
(a)(15)	Convenience Translation of the Securities Account Confirmation of Deutsche Bank AG, showing Schering Shares held in the treasury of Schering AG as of December 5, 2006
(a)(16)	Convenience Translation of the Guarantee Declaration of Commerzbank AG, dated December 5, 2006
(a)(17)
Convenience Translation of the Report, dated December 5, 2006, of Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, on the Examination of the Adequacy of the Cash Compensation to be paid under the Squeeze-out

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Schering Aktiengesellschaft
By:	/s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication Schering AG

By:	/s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication Schering AG

Dated: December 8, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(7)	Convenience Translation of the Invitation to the Extraordinary General Shareholders’ Meeting of Schering AG to be held on January 17, 2007
(a)(8)	Convenience Translation of the Draft Resolution on the Transfer of Shares of the Unaffiliated Schering Securityholders to the Bidder
(a)(9)
Convenience Translation of the Report of the Bidder on the Conditions of the Transfer of Shares of the Unaffiliated Schering Securityholders to the Bidder and the Adequacy of the determined Cash Compensation to be paid under the Squeeze-out, dated December 5, 2006

(a)(10)
Convenience Translation of the Independent Expert Opinion, dated December 3, 2006, of KPMG Deutsche Treuhand-Gesellschaft Wirtschaftsprüfungsgesellschaft on the Determination of the Adequate Cash Compensation to be paid under the Squeeze-out as of January 17, 2006

(a)(11)
Convenience Translation of the Update of the Independent Expert Opinion, dated December 3, 2006, of KPMG Deutsche Treuhand-Gesellschaft Wirtschaftsprüfungsgesellschaft for the Determination of the Equity Value from September 13, 2006, as of January 17, 2006

(a)(12)	Convenience Translation of the Request of the Bidder, dated September 26, 2006, for a Resolution on the Squeeze-out
(a)(13)	Convenience Translation of the Specified Request of the Bidder, dated December 5, 2006, for a Resolution on the Squeeze-out
(a)(14)	Convenience Translation of the Securities Account Confirmation of Commerzbank AG, showing Schering Shares held by the Bidder as of December 5, 2006
(a)(15)	Convenience Translation of the Securities Account Confirmation of Deutsche Bank AG, showing Schering Shares held in the treasury of Schering AG as of December 5, 2006
(a)(16)	Convenience Translation of the Guarantee Declaration of Commerzbank AG, dated December 5, 2006
(a)(17)
Convenience Translation of the Report, dated December 5, 2006, of Dr. Ebner, Dr. Stolz und Partner GmbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, on the Examination of the Adequacy of the Cash Compensation to be paid under the Squeeze-out